UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-42638

NRG Northeast Generating LLC
Arthur Kill Power LLC
Astoria Gas Turbine Power LLC
Connecticut Jet Power LLC
Devon Power LLC
Dunkirk Power LLC
Huntley Power LLC
Middletown Power LLC
Montville Power LLC
Norwalk Power LLC
Oswego Harbor Power LLC
Somerset Power LLC

(Exact name of registrants as specified in their charter)

901 Marquette Avenue, Suite 2300
Minneapolis, MN 55402
(612) 373-5300

(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

8.065% Series A-1 Senior Secured Bonds due 2004
8.842% Series B-1 Senior Secured Bonds due 2015
9.292% Series C-1 Senior Secured Bonds due 2024

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934 NRG Northeast Generating LLC, Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, Oswego Harbor Power LLC and Somerset Power LLC have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	January 20, 2004	BY:	/s/ SCOTT J. DAVIDO Scott J. Davido Vice President and Assistant Secretary

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.